SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __________)

BENTLEY COMMUNICATIONS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

082643107

(CUSIP Number)

Law Offices of H. Glenn Bagwell, Jr.
H. Glenn Bagwell, Jr.
3005 Anderson Drive, Suite 204
Raleigh, North Carolina 27609

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 27, 2001

(Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box    

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No. 082643107			Page 2 of 5 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold Glenn Bagwell, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ N/A (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/ N/A
6.	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	2,188,888
		SHARED VOTING POWER	None
		SOLE DISPOSITIVE POWER	2,188,888
		SHARED DISPOSITIVE POWER	None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,888 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.96%
14.	TYPE OF REPORTING PERSON* Individual

Page 3 of 5 Pages

Item 1.		Security and Issuer

This statement relates to the Common Stock (“Common Shares”) of Bentley Communications Corp. (the "Company"). The principal executive offices of the Company are located at 9800 South Sepulveda Blvd., Suite 625, Los Angeles, CA 90045.

Item 2.		Identity and Background

	(a)	This statement is filed by Harold Glenn Bagwell, Jr. (“Reporting Person”).

	(b)	Law Offices of H. Glenn Bagwell, Jr., 3005 Anderson Drive, Suite 204, Raleigh, NC 27609.

	(c)	The Reporting Person is an attorney licensed in the State of North Carolina and currently practicing law at the address set forth in (b) above.

	(d)	The Reporting Person has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	The Reporting Person is a citizen of the United States.

Item 3.		Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Person to acquire the securities reported in Item 5(a) was $170,000.00. The source of such funds was personal funds of the Reporting Person.

Item 4.		Purpose of the Transaction

The Reporting Person acquired beneficial ownership of the Common Shares reported in Item 5(a) for general long term investment purposes.

Item 5.		Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 2,188,888 Common Shares of the Company. Based upon information contained in the Company’s most recent public filing containing such information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by the Reporting Person represent approximately 8.96% of the issued and outstanding Common Stock of the Company as of the Company’s Form 10QSB, filed with the Securities and Exchange Commission on February 14, 2001.

(b)

All of the Common Shares beneficially owned by the Reporting Person are under the sole voting and dispositive control of the Reporting Person. The Reporting Person does not share voting or disposition power with any person with respect to the Common Shares.

	(c)	No transaction in the Common Shares was effected by the Reporting Person during the past 60 days or since the most recent filing on Schedule 13D.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.		Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.		Material to be Filed as Exhibits

Not applicable.

Page 4 of 5 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 28th day of March, 2001.

/s/ Harold Glenn Bagwell, Jr. Name: Harold Glenn Bagwell, Jr.